SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BBX Capital, Inc.

(Name of Subject Company (Issuer))

BBX Capital, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01

(Title of Class of Securities)

073319 105

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman

BBX Capital, Inc.

201 East Las Olas Boulevard, Suite 1900

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends the Tender Offer Statement on Schedule TO filed by BBX Capital, Inc., a Florida corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on November 20, 2023 (together with any amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the Company’s offer to purchase up to 500,000 shares of its Class A Common Stock, par value $0.01 per share (the “Shares”), at a price of $8.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 20, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.”

The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent provided herein. Except as provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment together with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

References to January 22, 2024 Changed to January 18, 2024

The answer to the question entitled “Once I have tendered shares in the Offer, can I withdraw my tender?” in the “Summary Term Sheet” section of the Offer to Purchase is amended and restated to read as follows:

“Yes. You may withdraw any shares you have tendered at any time before the Expiration Time, including any extension thereof. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 a.m., New York City time, on January 18, 2024. See Section 4.”

In addition, the second paragraph of “Section 4. Withdrawal Rights” of the Offer to Purchase is amended and restated to read as follows:

“You may withdraw shares that you have previously tendered under the Offer according to the procedures described below at any time prior to the Expiration Time. You may also withdraw your previously tendered shares at any time after 12:00 a.m., New York City time, on January 18, 2024, unless such shares have been accepted for payment as provided in the Offer.”

Conditions of the Tender Offer

The first bullet point in the answer to the question entitled “What are the significant conditions to the Offer?” in the “Summary Term Sheet” section of the Offer to Purchase is amended and restated to read as follows:

•

“no change in the general political, market, economic or financial conditions in the United States or abroad that we deem is reasonably likely to materially and adversely affect our business or the trading in the shares, including, but not limited to, general suspension of trading in, or the imposition of any general minimum or maximum price limits on prices for, securities on any national securities exchange in the United States or in the over-the-counter market, the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or the commencement of a war, armed hostilities, terrorism, or other similar national or international calamity which results in material direct involvement by the United States, or any material acceleration, escalation or worsening of any of the foregoing, shall have occurred;”

The first sub-bullet point under “Section 6. Conditions of the Tender Offer” of the Offer to Purchase is amended and restated to read as follows:

•

“any general suspension of trading in, or the imposition of any general minimum or maximum price limits on prices for, securities on any national securities exchange in the United States or in the over-the-counter market;”

The third sub-bullet point under “Section 6. Conditions of the Tender Offer” of the Offer to Purchase is amended and restated to read as follows:

•	“the commencement of a war, armed hostilities, terrorism, or other similar national or international calamity which results in material direct involvement by the United States; or”

The first sentence of the penultimate paragraph of “Section 6. Conditions of the Tender Offer” of the Offer to Purchase is amended and restated to read as follows:

“Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, provided that if one or more events described above occurs before the Expiration Time, we will promptly notify you as to whether we have determined to assert the condition and terminate the Offer, or waive the condition and continue the Offer.”

Security Ownership of Certain Beneficial Owners and Management

The “Security Ownership of Certain Beneficial Owners and Management” subsection of “Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is amended and restated to read as follows:

“Security Ownership of Certain Beneficial Owners and Management. The following table sets forth information with respect to the beneficial ownership of the shares of our Class A Common Stock and Class B Common Stock as of the date of this Offer to Purchase by each of our directors and executive officers, by all of our directors and executive officers as a group, and by each person who owns (to our knowledge and based on the most current Schedule 13Ds and 13Gs, as applicable, filed with the SEC with respect to each such person) more than 5% of the outstanding shares of our Class A Common Stock or Class B Common Stock. Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of the applicable shares. Except as otherwise indicated, we believe that each person identified in the table possesses sole voting and investment power over all shares shown as beneficially owned by the person.

Name of Beneficial Owner	Notes	Class A Common Stock Ownership	Class B Common Stock Ownership	Percent of Class A Common Stock	Percent of Class B Common Stock
Levan BFC Stock Partners LP	(1,2,3,6)	—	336,915	2.9%	8.7%
Levan Partners LLC	(2,3,6)	986,197	—	8.7%	0.0%
Alan B. Levan	(1,2,3,4,5,6,7)	1,874,662	3,710,014	37.2%	96.3%
John E. Abdo	(1,2,3,5)	1,201,891	1,495,311	21.1%	38.8%
Jarett S. Levan	(1,2,3,6,7)	394,013	677,965	10.9%	26.3%
Seth M. Wise	(1,2,3,7,8)	431,777	335,157	6.6%	8.7%
Marcia Barry-Smith	(2)	—	—	0.0%	0.0%
Norman H. Becker	(2)	1,204	—	*	0.0%
Andrew R. Cagnetta, Jr.	(2)	1,000	—	*	0.0%
Steven M. Coldren	(2)	1,893	—	*	0.0%
Gregory A. Haile	(2)	—	—	0.0%	0.0%
Willis N. Holcombe	(2)	—	—	0.0%	0.0%
Anthony P. Segreto	(2)	—	—	0.0%	0.0%
Neil Sterling	(2)	—	—	0.0%	0.0%
Brett Sheppard	(2)	53,037	—	*	0.0%
Dr. Herbert A. Wertheim	(1,9)	793,632	83,290	7.7%	2.2%
Mink Brook Capital GP LLC	(10)	813,697	—	7.2%	0.0%
All directors and executive officers as a group (13 persons)	(1,2,3,6,7,8)	3,959,477	3,710,014	50.9%	96.3%

*	Less than one percent of class.
(1)

Shares of our Class B Common Stock (other than restricted shares that are subject to vesting) are convertible on a share-for-share basis into shares of our Class A Common Stock at any time in the beneficial owner’s discretion. The number of shares of our Class B Common Stock held by each beneficial owner and convertible within 60 days into shares of our Class A Common Stock is not separately included in the “Class A Common Stock Ownership” column but is included for the purpose of calculating the percent of Class A Common Stock held by each beneficial owner.

(2)	Mailing address is 201 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301.
(3)

The Company may be deemed to be controlled by Messrs. Alan Levan, Abdo, Jarett Levan and Wise, who collectively may be deemed to have an aggregate beneficial ownership of shares of our Class A Common Stock and Class B Common Stock representing approximately 82.7% of the total voting power of our Common Stock.

(4)

Mr. Alan Levan’s beneficial holdings include the 986,197 shares of our Class A Common Stock owned by Levan Partners LLC and the 336,915 shares of our Class B Common Stock owned by Levan BFC Stock Partners LP. Mr. Alan Levan’s beneficial holdings also include 2,341 shares of our Class A Common Stock and 240 shares of our Class B Common Stock held of record by his wife, 7,344 shares of our Class A Common Stock held through trusts for the benefit of his children and 78,700 shares of our Class A Common Stock held by the Susie and Alan B. Levan Family Foundation. In addition, Mr. Alan Levan’s beneficial holdings of our Class B Common Stock include the shares of our Class B Common Stock held by Mr. Abdo, Mr. Jarett Levan and Mr. Wise, as described below.

(5)

Mr. Alan Levan and Mr. Abdo are parties to an agreement pursuant to which Mr. Abdo has granted to Mr. Alan Levan a proxy to vote the shares of our Class B Common Stock that Mr. Abdo beneficially owns. As a result, the shares of our Class B Common Stock beneficially owned by Mr. Abdo are included in Mr. Alan Levan’s beneficial holdings in the table. Mr. Abdo has also agreed not to sell any of his shares of our Class B Common Stock without first converting those shares into shares of our Class A Common Stock. Pursuant to the agreement, Mr. Alan Levan and Mr. Abdo have also agreed to vote their shares of our Class B Common Stock in favor of the election of the other to our Board of Directors for so long as they are willing and able to serve as directors. The agreement also provides for Mr. Jarett Levan to succeed to Mr. Alan Levan’s rights under the agreement in the event of Mr. Alan Levan’s death or disability.

(6)

Mr. Alan Levan and Mr. Jarett Levan are parties to an agreement pursuant to which Mr. Jarett Levan has agreed to vote the shares of our Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Alan Levan votes his shares of our Class B Common Stock. As a result, the shares of our Class B Common Stock beneficially owned by Mr. Jarett Levan are included in Mr. Alan Levan’s beneficial holdings in the table. Mr. Jarett Levan has also agreed, subject to certain exceptions, not to transfer certain of his shares of our Class B Common Stock and to obtain the consent of Mr. Alan Levan prior to the conversion of his shares of our Class B Common Stock into shares of our Class A Common Stock if the effect of such conversion or sale would reduce his ownership of our Class B Common Stock below a specified number of shares. Pursuant to the agreement, Mr. Alan Levan and Mr. Jarett Levan have also agreed to vote their shares of our Class B Common Stock in favor of the election of the other to our Board of Directors for so long as they are willing and able to serve as directors.

(7)

Mr. Jarett Levan and Mr. Wise are parties to an agreement pursuant to which Mr. Wise has agreed to vote the shares of our Class B Common Stock that he owns or otherwise has the right to vote in the same manner as Mr. Jarett Levan’s shares of our Class B Common Stock are voted. As a result of this agreement and the above-described agreement between Mr. Alan Levan and Mr. Jarett Levan, the shares of our Class B Common Stock beneficially owned by Mr. Wise are included in Mr. Alan Levan’s beneficial holdings in the table. Mr. Wise has also agreed, subject to certain exceptions, not to transfer certain of his shares of our Class B Common Stock or convert such shares of Class B Common Stock into shares of our Class A Common Stock, in each case, without first offering Mr. Jarett Levan the right to purchase such shares. Pursuant to the agreement, Mr. Jarett Levan and Mr. Wise have also agreed to vote their shares of our Class B Common Stock in favor of the election of the other to our Board of Directors for so long as they are willing and able to serve as directors.

(8)	Mr. Wise’s holdings of our Class A Common Stock include 50 shares held in his spouse’s IRA which he may be deemed to beneficially own.
(9)

Dr. Wertheim’s ownership was reported in a Rebuttal of Control Agreement filed on December 20, 1996 with the Office of Thrift Supervision (as adjusted for stock splits since the date of filing). The Rebuttal of Control Agreement indicated that Dr. Wertheim had no intention to directly or indirectly manage or control the Company. Dr. Wertheim’s mailing address, as reported by him, is 191 Leucadendra Drive, Coral Gables, Florida 33156.

(10)

Based on the Schedule 13G/A (Amendment No. 1) filed jointly with the SEC on January 17, 2023 by Mink Brook Partners LP, Mink Brook Opportunity Fund LP, Mink Brook Capital GP LLC and William Mueller. The Schedule 13G/A reports that (i) Mink Brook Partners LP owns and has shared voting and investment power over 408,450 shares of Class A Common Stock, (ii) Mink Brook Opportunity Fund LP owns and has shared voting and investment power over 405,247 shares of Class A Common Stock and (iii) each of William Mueller and Mink Brook Capital GP LLC may be deemed to have shared voting and investment power over all of the shares held by Mink Brook Partners LP and Mink Brook Opportunity Fund LP.”

Miscellaneous

The second paragraph of “Section 16. Miscellaneous” of the Offer to Purchase is amended and restated to read as follows:

“This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not or would not be permitted. We are not aware of any U.S. state where the making of the Offer is not in compliance with applicable law. If we become aware of any U.S. state where the making of the Offer is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law, however, we will, if the Offer is completed and subject to the terms and conditions hereof, accept duly tendered shares from all shareholders regardless of where the shareholder is located.”

Item 12. Exhibits.

The above-referenced agreements between Alan B. Levan and John E. Abdo, Alan B. Levan and Jarett S. Levan, and Jarett S. Levan and Seth M. Wise are added to the exhibits to the Schedule TO and are filed herewith as exhibits (d)(7), (d)(8) and (d)(9), respectively. The exhibit list, as so revised, is set forth in full below.

(a)(1)(A)	Offer to Purchase, dated November 20, 2023*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated November 15, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on November 15, 2023)*

(b)	None

(d)(1)	BBX Capital, Inc. 2021 Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 19, 2022)*

(d)(2)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)*

(d)(3)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)*

(d)(4)	Employment Agreement between the Company and Jarett S. Levan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)*

(d)(5)	Employment Agreement between the Company and Seth M. Wise (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)*

(d)(6)	Employment Agreement between the Company and Brett Sheppard (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2022)*

(d)(7)	Agreement between Alan B. Levan and John E. Abdo

(d)(8)	Agreement between Alan B. Levan and Jarett S. Levan

(d)(9)	Agreement between Jarett S. Levan and Seth M. Wise

(g)	None

(h)	None

107	Calculation of Filing Fee Table*

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2023

BBX CAPITAL, INC.

By:	/s/ Brett Sheppard
Name: Brett Sheppard
Title: Chief Financial Officer